Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-113297

[LOGO]
                                DEARBORN CAPITAL
                               MANAGEMENT, L.L.C.
                                                                   July 15, 2004

        SUPPLEMENT DATED JULY 15, 2004 TO PROSPECTUS DATED APRIL 1, 2004

Dear Investor(s):

                             JUNE PERFORMANCE UPDATE

June performance was negative for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:


                                                                  2004
                                                   JUNE           YTD       % OF FUND      TOTAL NAV        NAV/UNIT
   GRANT PARK FUTURES FUND A UNITS                -4.47%        -14.61%                     $59.6M         $1,019.526
   GRANT PARK FUTURES FUND B UNITS                -4.55%        -14.98%                     $147.5M         $915.319
   Rabar Market Research (Div)                    -6.38%        -18.33%        29%
   EMC Capital Management (Classic)               -4.89%        -17.15%        29%
   Eckhardt Trading (Global)                      -3.98%        -12.84%         8%
   Graham Capital Management (GDP)                -2.77%         -7.97%        30%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

June market conditions proved to be even more volatile than the difficult trend reversals in April and May. The lack of any sustained directional price patterns and significant short-term volatility created a very unfriendly environment for our trend following portfolio of traders. Losses were incurred across almost all trading sectors as noted below:

     GLOBAL INTEREST RATES: Short positions across the bond yield here in the U.S. were particularly impacted during June. Confusion reigned as the path to higher rates in the U.S. remained unclear. Indications from Alan Greenspan early in the month led investors to believe the Fed was prepared to act decisively on inflations fears, causing a sell off. One week later, however, investors were surprised by lower than expected Consumer Price Index data, sending interest rates lower and prices higher. Additional losses were experienced in short British interest rate futures as concerns mounted that earlier rate hikes there were causing softness in the housing market, leading to speculation that the Bank of England may be less aggressive in announcing future rate hikes.

     ENERGY: Long positions in the energy sector suffered on news that OPEC decided to increase its productions quotas by August 1st. Additional reports that U.S. gasoline and natural gas inventories were rising also put pressure on prices. Prices continued to decline after the U.S.-led coalition restored Iraqi sovereignty two days ahead of schedule.

     CURRENCIES: Trading in the currency markets was mixed for the month with the overall sector posting losses. Generally, major currencies have been caught in choppy (start-stop) ranges, a result of market uncertainty over how aggressively the Fed will raise interest rates.

Profits were earned in the soft sector, in both cotton and sugar. Short positions in the cotton market profited amidst slack demand from China and bearish overall U.S. export numbers. Conversely, long



           550 West Jackson     Suite 1300     Chicago, IL 60661
            312.756.4450     312.756.4452 fax      800.217.7955
Performance Hotline:  866.516.1574 (Toll Free)   www.dearborncapital.com
positions in the sugar market were helped by a surprising USDA report noting that sugar stocks would be down and estimated 30.3 million tons, or 21%.

                                 OTHER FUND NEWS

On Monday July 12, 2004, the Grant Park Futures Fund L.P. filed a supplement to its current Prospectus dated April 1, 2004. The prospectus supplement serves as notification of Dearborn Capital Management's, Grant Park's General Partner, intent to add two additional commodity trading advisors to the Fund. The trading advisors, Winton Capital Management Limited and Saxon Investment Corporation, will begin receiving allocations of the Fund's assets as of August 1, 2004. Grant Park anticipates that both advisors will become core managers of the Fund over the next several months. However, it is anticipated that no more than 20% of the Fund's assets will be allocated to either advisor at any one time. Furthermore, Grant Park will retain its current trading relationships with its four existing commodity trading advisors.

The addition of these two trading advisors culminates six months of qualitative and quantitative due diligence by the General Partner, and was undertaken to enhance and complement the current managers of the Fund, not replace them. Grant Park continues to be positioned as a trend trading fund employing systematic, diversified trading managers. It is the General Partner's belief that the methods and market philosophies employed by the new managers complement those used by our current managers and should add value. However, as described in detail in the Prospectus, ultimately the performance of Grant Park depends on the existence of sustainable trends in the markets in which it trades, and there can be no assurance that Grant Park will achieve its investment objectives.

Attached you will find a copy of the prospectus supplement as filed with the SEC. Should you have any questions or concerns please feel free to call our offices at (312) 756-4450 or (800) 217-7955.

Additionally, please contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request.

Sincerely,


/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
               FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND
                       IS NOT SUITABLE FOR ALL INVESTORS
                    THIS DOES NOT CONSTITUTE AN OFFER OF ANY
                 SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

    PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                         PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                         E-MAIL: FUNDS@DEARBORNCAPITAL.COM




           550 West Jackson     Suite 1300     Chicago, IL 60661
            312.756.4450     312.756.4452 fax      800.217.7955
Performance Hotline:  866.516.1574 (Toll Free)   www.dearborncapital.com

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                  JUNE 30, 2004
STATEMENT OF INCOME
-------------------

                                               MONTH      YEAR TO DATE                 MONTH        YEAR TO DATE
                                           (A UNITS)         (A UNITS)             (B UNITS)           (B UNITS)
                                             IN US $           IN US $               IN US $             IN US $

TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)            (4,906,576)       (6,017,667)          (12,086,311)        (16,372,024)
Change in Unrealized Income
(Loss)                                     2,453,754        (1,629,366)            6,044,302          (4,663,800)
Brokerage Commissions                        (48,675)         (252,822)             (119,901)           (531,018)
Exchange, Clearing Fees and NFA
charges                                       (4,833)          (24,859)              (11,905)            (52,349)
Other Trading Costs                          (26,995)          (69,717)              (66,498)           (166,889)
Change in Accrued Commissions                  5,076           (18,796)               12,503             (24,451)
                                          ----------        ----------            ----------         -----------
NET TRADING INCOME (LOSS)                 (2,528,249)       (8,013,227)           (6,227,810)        (21,810,531)
                                          ----------        ----------            ----------         -----------

OTHER INCOME:
-------------
Interest, U.S. Obligations                    46,286           134,165               114,016             311,122
Interest, Other                               23,214           143,676                57,184             291,301
                                          ----------        ----------            ----------         -----------
TOTAL INCOME (LOSS)                       (2,458,749)       (7,735,386)           (6,056,610)        (21,208,108)
                                          ----------        ----------            ----------         -----------

EXPENSES:
---------

Incentive Fees to Trading
Managers                                           0           672,915                     0           1,033,809
Administrative Fees                           17,600           132,863                43,353             261,818
O&O Expenses                                  10,057            39,491               111,480             476,685
Brokerage Expenses                           321,825         1,640,678               817,520           3,495,690
Illinois Replacement Tax                           0            (6,431)                    0             (40,797)
                                          ----------        ----------            ----------         -----------
TOTAL EXPENSES                               349,482         2,479,515               972,353           5,227,205
                                          ==========       ===========            ==========         ===========
NET INCOME (LOSS)                         (2,808,231)      (10,214,901)           (7,028,963)        (26,435,313)
                                          ----------        ----------            ----------         -----------

STATEMENT OF CHANGES IN NET ASSET
---------------------------------
VALUE
-----

Beginning Balance                         55,690,253        33,412,619           132,928,836          34,005,423
Additions                                  7,083,666        37,991,309            21,701,412         140,391,177
Net Income (Loss)                         (2,808,231)      (10,214,901)           (7,028,963)        (26,435,313)
Redemptions                                 (336,766)       (1,560,105)             (131,635)           (491,637)
                                          ----------        ----------            ----------         -----------
BALANCE AT JUNE 30, 2004                  59,628,922        59,628,922           147,469,650         147,469,650
                                          ----------        ----------            ----------         -----------
Total Units Held at End of                                58,486.91324                             161,112.78521
The Period
Net Asset Value Per Unit                                     1,019.526                                   915.319
Rate of Return                                -4.47%           -14.61%                -4.55%             -14.98%


                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.



                               /s/ David Kavanagh
                       -----------------------------------
                            DAVID KAVANAGH, PRESIDENT
                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP